82-2682

03007699

RECEIVED MAR 3 0 2003 165

SUPPL

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
MISHIBISHU GOLD CORPORATION	02	12	31	03	02	21

ISSUER ADDRESS				
#900 – 555 BURRARD STREET				
CITY/ VANCOUVER	**PROVINCE** BC	**POSTAL CODE** V7X 1M8	**ISSUER FAX NO.** 604-893-7071	**ISSUER TELEPHONE NO.** 604-688-1508
CONTACT PERSON JUNE BALLANT		**CONTACT'S POSITION** CONTROLLER		**CONTACT TELEPHONE NO.** 604-688-1508
CONTACT EMAIL ADDRESS jballant@windarra.com		**WEB SITE ADDRESS**		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Steven Brunelle"	STEVEN BRUNELLE	03	02	27
"Robert Eadie"	ROBERT EADIE	03	02	27

FIN51-901F Rev.2000/12/19

PROCESSED
APR 01 2003
THOMSON FINANCIAL

3/31

MISHIBISHU GOLD CORPORATION
FORM 51-901F – QUARTERLY REPORT
DECEMBER 31, 2002

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited financial statements for the period ended December 31, 2002.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For the current fiscal year period to date:

   a) Deferred exploration costs:

   See Note 6 in the attached unaudited financial statements.

   b) General and administrative expenses:

   See the statement of operations in the attached unaudited financial statements.

2. Related party transactions:

   See Note 9 in the attached unaudited financial statements.

3. For the current fiscal year to date:

   a) Summary of securities issued:

Date of Issue	Type of Securities	Type of Issue	Number or Amount	Total Proceeds	Type of Consideration
Oct 24, 2002	common shares	Private Placement	1,100,000	$110,000	Cash
Nov 28, 2002	common shares	Property Acquisition	50,000	(deemed) $5,000	Securities

   b) Summary of options granted:

   There were no stock options granted during the period.

4. As at the end of the reporting period:

   a) Authorized share capital: 100,000,000 common shares without par value.

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd…)

4. b) Shares issued and outstanding:

	Number of Shares	Amount
Balance, December 31, 2002	24,451,592	$ 9,172,727

c) Options, warrants and convertible securities outstanding:

See Note 8 in the attached unaudited financial statements.

d) Number of escrow shares: Nil

5. List of directors and officers:

Director and President:	Robert Eadie
Secretary:	June Ballant
Director:	John Pallot
Director:	Steven Brunelle

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS OPERATIONS

The Company is in the business of exploring Canadian mineral properties to determine whether the mineral properties contain economically recoverable ore reserves.

The Company's focus for the last year has been to maintain its strategic property positions along the Mishibishu Lake Gold Belt in Northern Ontario and to expand its exploration activities to Newfoundland.

MINERAL PROPERTIES AND EXPLORATION

Ontario Properties

The **Pukaskwa Property** covers a 14 km segment of the deformation zone which is the host to numerous gold anomalies and showings along its length highlighted in the west by the Champagne Vein where surface sampling averaged 16.2 grams gold per tonne across 1.3 meters along 180 meters of strike length and to the east by the Aardvark and East Zones. In accordance with recommendations by the CICA, the Company decided to write-down the minerals claims to a nominal value at September 30, 2001. The Company will continue to maintain the key claims on this property.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd…)

The **Mishi Gold Property** covers a further 10 kilometers segment of the same deformation zone further to the east. This property hosts the Mishi Pit, which was sold for $1.4 M to River Gold Mines Ltd. in 1998. The Mishi Pit contains a known reserve of 1.4 million tonnes averaging 4.26 grams gold per tonne and is expected to provide future mill feed to the River Gold Mines mill which is operating adjacent to this property. Numerous gold anomalies and surface showings have been identified on the properties and the Company is targeting its efforts to locate additional gold deposits that could provide feed to the nearby mill. Recent Ontario government geologic efforts have identified several priority gold geochemical targets on the Company's properties that will be the subject of follow-up work. In accordance with recommendations by the CICA the Company decided to write-down the minerals claims to a nominal value at September 30, 2001. The Company will continue to maintain its core property holdings in the area.

Newfoundland Properties

On April 9, 2002 the Company entered into an assignment agreement with Windarra Minerals Ltd. ("Windarra") whereby the Company has the right to earn a 100% interest in the **Tulks South** massive sulphide property in Newfoundland.

The Company is to incur $1,374,385 in exploration expenditures by July 15, 2005 in order to earn its 100% interest. The underlying interest holder is Noranda Inc. ("Noranda"). Noranda has the right to back in for a 50% interest. Under specified terms, Noranda is to receive a 2% net smelter royalty where Noranda has not exercised its back in rights.

Also pursuant to the acquisition agreement, the Company will issue 300,000 common shares of the Company, in four tranches of 75,000 shares over a period of 3 years commencing on the date regulatory approval. An additional 50,000 common shares of the Company will be issued upon receipt of a positive feasibility study. These shares are to be issued to Tulks Resources Ltd. ("Tulks"). Tulks originally acquired the interest from Noranda. The Company has also agreed to pay Tulks 0.5% net smelter royalty from the Company's share of the proceeds from production of the property. Subsequent to December 31, 2002, the Company issued the first tranche of 75,000 common shares to Tulks (see Subsequent Events).

The Tulks South Property is prospective for volcanogenic sulphide deposits. Five significant base metal prospects have been outlined on the property, including Tulks East, Boomerang, Curve Pond, West Tulks and Dragon Pond. None have been fully delineated and four are in early stages in terms of work completed.

The Tulks South Property is located 40 kilometers south of the formerly producing Buchans Mines (one of the richest base metal mines in Canada having produced 16,200,000 tonnes at 14.51% Zn, 1.33% Cu, 7.56% Pb, 126 g Ag and 1.37 g Au per tonne) located in west central Newfoundland. The property consists of 151 square km covering the southern half of the Tulks Volcanic Belt; this volcanic belt being similar to other volcanic belts in eastern Canada which host significant volcanogenic sulphide deposits such as the Buchans Mines and the world class Brunswick deposits located near Bathurst, New Brunswick.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd…)

On the Tulks South Property there are two, and possibly three distinct sulphide bearing horizons within a package of Lower Ordivician (498 Ma) felsic volcanics and sedimentary rocks. Each horizon potentially extends the length of the property, some 35 km long, giving the potential of approximately 100 km of prospective stratigraphy to explore for base metal deposits. Five significant base metal prospects have been outlined on the property. None have been fully delineated and four are in the early-discovery stages in terms of work completed. One of these, the Tulks East target, is the largest sulphide accumulation known in the Tulks Volcanic Belt and the most advanced in terms of exploration, hosting three massive sulphide lenses totaling >6,000,000 tonnes of material containing base metals (Barbour, D. and Thurlow, J., 1982 for Abitibi-Price/Asarco; published in CIMM, p.300-320).

In September and October, the Company conducted a drilling program to test one gold target ("Midas Pond") and three VMS targets for an aggregate of 1,400 meters of drilling. The Tulks South drilling project is funded in part by the Newfoundland Department of Mines and Energy Junior Company Exploration Assistance Program ("JCEAP"). During the previous year and in this period, the Company spent in total $161,227 on exploration in this property and expects to recover $70,000 from the JCEAP. The Company is waiting for assay results and a field assessment report from the geologist on the project.

On October 15, 2002 the Company entered into an option agreement with Deep Reach Exploration Inc. ("Deep Reach") to earn a 100% interest in the **Fost Hill Property** located in the White Bay Area, Newfoundland. In consideration, the Company paid $4,000 upon execution of the agreement and, subject to regulatory approval, will issue 200,000 common shares of the Company in four tranches. The Company agrees to grant to Deep Reach a 10% net profits interest royalty on gold and silver and a 2% net smelter return royalty on other metals with the Company having the option to repurchase one half of each of the royalties for $1,000,000 at any time after the exercise of the purchase option. Deep Reach will transfer title to the Company upon the Company completing and having the Newfoundland Department of Mines and Energy accept a First Year assessment report showing a total of $28,000 assessment work on the properties. The Company further repaid to Deep Reach $2,100 for the costs incurred in connection with the staking of claims at a cost of $15.00.

The exploration target at Fost Hill Property is a bulk tonnage gold deposit with lower grade alteration in the 1 g/t to 3 or more g/t Au range carrying higher grade intervals in the 6 to 18 or more g/t Au range across wide intervals.

The Fost Hill Property comprises three claim licenses totaling 3,500 hectares (35 square kilometers) on the White Bay Area of Newfoundland. The exploration target at the Fost Hill Property is bulk tonnage gold deposit with lower grade alteration in the 1-3+ g/t Au range carrying higher grade intervals in the 6-18+ g/t Au range across wide intervals. One gold-bearing outcrop, named the Fost Showing, has been discovered on the Fost Hill Property to date. Mishibishu geologists collected a total of thirteen samples from the showing area during two due diligence visits. The best two assays were 18.4 g/t Au and 5.7 g/t Au from pyrite-bearing stockwork quartz veins within the potassic alteration. The encompassing strong potassic alteration assays 1.16 g/t to 3.3 g/t gold in nine samples. Two samples of weak potassic-altered granite assayed 0.5 g/t Au and 0.66 g/t Au. All samples were assayed for gold by fire assay / atomic absorption finish (FA/AA) by Eastern Analytical Labs of Springdale, Newfoundland.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

The property area is underlain by fine to medium grained biotite granite. The granite is cut by fault splays off the Doucer's Valley Fault, a major deep crustal suture, which marks the western boundary of the Dunnage Zone in Newfoundland and is the presumed conduit for gold-bearing fluids. Granitic rocks within fault splays have been variably silicified, sericitized, carbonate-altered, and potassically altered with the concurrent introduction of stockwork quartz veins. Pyrite occurs disseminated within the alteration zones and ranges from 2-10%. The alteration zones range from 30 centimeters to 70 meters in width.

The exploration target at the Fost Hill Property is a bulk tonnage gold deposit with lower grade alteration in the 1-3+ g/t Au range carrying higher grade intervals in the 6-18+ g/t Au range across wide intervals. The planned 2003 exploration program will evaluate the true width and tenor of the gold mineralization discovered to date at the Fost Showing, establish the strike length of this mineralization at surface, and explore the remainder of the Fost Property for similar mineralization.

During the previous year and in this period, the Company incurred a total of $16,669 in preliminary deferred exploration costs on the property.

FINANCIAL DISCUSSION

There is no significant variance in the Company's administrative expenses compared with the same period of the previous year.

At December 31, 2002, the Company had a working capital deficiency of $54,571. During the period, the Company completed a 1,100,000 unit financing at a price of $0.10 per unit for net proceeds of $110,000 and also received a $50,000 repayment of amount due from Windarra Minerals Ltd.

During the period, the Company announced that at the Annual General Meeting on January 14, 2003, it would be seeking shareholder approval to a consolidation of its shares on a 3 to 1 basis and an incidental name change to Messina Minerals Inc.. The special resolutions were passed by shareholders and are now subject to TSX approval. The directors may, at their election, determine not to proceed with the name change and share consolidation.

INVESTOR RELATIONS

The Company has not undertaken any investor relation activities. Management is currently responsible for all investor relations.

LEGAL PROCEEDINGS

There are no legal proceedings with the Company.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

SUBSEQUENT EVENTS

Subsequent to December 31, 2002 the following events occurred:

a) Subsequent to December 31, 2002, the Company issued 75,000 common shares pursuant to its acquisition agreement on the Tulks South Property. The issuance was the first tranche of four equal tranches over a 3 year period.

b) At the Company's annual general meeting held on January 14, 2003, shareholder approval was received to the establishment of a stock option plan (the "Plan") to be administered by the directors of the Company to attract and motivate the directors, officers, employees and consultants of the Company (collectively "Optionees"). The Plan provides for the issuance of stock options to acquire up to 10% of the Company's issued and outstanding capital as at the date of grant (the "Plan Ceiling"), subject to standard anti-dilution adjustment.. This is a "rolling" plan as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company's issued and outstanding share capital increases. The price at which an optionee may purchase a common share upon the exercise of a stock option will be as set out in the option agreement issued in respect of such option and in any event will not be less than the discounted market price of the Company's common shares as of the date of the grant of the stock option. Currently under the policies of the Exchange, the definition of the "discounted market price" of the Company's shares is the closing trading price on the day before the granting of the stock option less a maximum discount of 25% for a closing price per share of $0.50 or less, 20% for a closing price of $0.51 to $2.00, and 15% above $2.00. Options granted under the Plan will be for a term not to exceed five years from the date of their grant. The Plan is subject to TSX approval.

MISHIBISHU GOLD CORPORATION
Balance Sheets
Unaudited

	December 31 2002	September 30 2002
ASSETS		
Current		
Cash and equivalents	$ 34,499	$ 39,644
Restricted term deposit	86,687	86,687
Receivables	74,775	82,553
Prepaid & deposits	3,020	3,020
	198,981	211,904
Due from Windarra Minerals Ltd. (Note 3)	234	50,000
Capital assets (Note 4)	2,453	2,652
Mineral properties (Note 5)	44,164	33,064
Deferred exploration costs (Note 6)	121,106	99,729
Long-term investments (Note 7)	6,600	6,600
	$ 373,538	$ 403,949
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 144,410	$ 192,447
Due to related party	-	50,000
	144,410	242,447
Shareholders' equity		
Capital stock (Note 8)	9,287,727	9,172,727
Deficit	(9,058,599)	(9,011,225)
	229,128	161,502
	$ 373,538	$ 403,949

Nature of operations (Note 1)

On behalf of the Board:

"Steve Brunelle"	"Robert Eadie"
STEVE BRUNELLE	ROBERT EADIE
Director	Director

The accompanying notes are an integral part of these financial statements

MISHIBISHU GOLD CORPORATION
Statement of Operations and Deficit
Unaudited

	3 months ended Dec 31 2002	3 months ended Dec 31 2001
EXPENSES		
Administration fees	$ 5,000	$ 6,000
Amortization	199	272
Audit and accounting	4,500	2,500
Business development fees	1,000	12,800
Legal	541	-
Management and financial consulting	21,000	10,800
Office and miscellaneous	5,597	2,291
Public relations	1,577	1,046
Regulatory fees	4,046	1,539
Rent and reception	3,450	3,000
Transfer agent fees	855	590
	47,765	40,838
Loss from operations	(47,765)	(40,838)
OTHER ITEMS		
Interest and other income	391	2,897
Loss for the period	(47,374)	(37,941)
Deficit, beginning of period	(9,011,225)	(8,842,071)
Deficit, end of period	$ (9,058,599)	$ (8,880,012)
Loss per share	$ (0.01)	$ (0.01)

The accompanying notes are an integral part of these financial statements

MISHIBISHU GOLD CORPORATION
Statement of Cash Flows
Unaudited

	3 months ended Dec 31 2002	3 months ended Dec 31 2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the period	$ (47,374)	$ (37,941)
Item not affecting cash:		
Amortization	199	272
Changes in non-cash working capital items:		
(Increase) decrease in receivables	7,778	(1,319)
Increase (decrease) in accounts payable and accrued liabilities	(98,037)	(342)
Net cash used in operating activities	(137,434)	(39,330)
CASH FLOWS FROM INVESTING ACTIVITIES		
Deferred exploration costs	(21,377)	(2,520)
Mineral properties	(11,100)	
Net cash used in investing activities	(32,477)	(2,520)
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances to Parent, Windarra Minerals Ltd.	49,766	(97,410)
Shares issued for mineral property	5,000	-
Private placement	110,000	-
Net cash provided by financing activities	164,766	(97,410)
Decrease in cash and equivalents during the period	(5,145)	(139,260)
Cash and equivalents, beginning of period	39,644	162,276
Cash and equivalents, end of period	$ 34,499	$ 23,016

The accompanying notes are an integral part of these financial statements

1. NATURE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activities include acquiring and developing mineral properties.

The Company is in the process of exploring and developing its mineral properties. Based on the information available to date, the Company has not yet determined whether the mineral properties contain economically recoverable ore reserves.

The recoverability of the amounts comprising mineral properties and deferred exploration costs is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete its exploration and development and upon future profitable production. The Company is considered to be in the development stage, as it has not yet earned significant revenues.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	Dec 31 2002	Sept 30 2002
Working capital (deficiency)	$ 54,571	$ (30,543)
Deficit	(9,058,599)	(9,011,225)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restricted term deposits

Restricted term deposits consist of term deposits held as collateral on a letter of credit held as security for certain exploration expenditures.

Capital assets

Capital assets are recorded at cost. Amortization is being provided for using the declining balance method of amortization at the rate of 30% per annum.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties, which have reached the production stage, will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Deferred exploration costs

The Company defers expenditures directly attributable to the exploration and development of mineral properties, pending a decision as to the commercial viability of a property. If reserves are developed, the deferred costs will be amortized to operations when production is commenced on the property. Such amortization will be computed on the basis of units produced in relation to the estimated reserves. Upon abandonment or sale of a project, all deferred costs relating to the project will be expensed in the year of abandonment or sale.

Values

The amounts shown for mineral properties and deferred exploration costs represent costs to date, and do not necessarily represent present or future values as they are entirely dependent upon the economic recovery of current and future reserves.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental protection and rehabilitation costs

The Company's policy relating to environmental protection and land rehabilitation programmes is to charge to income during the year any costs incurred in environmental protection and land reclamation. At this time the Company does not foresee the necessity to make any material expenditures in this area.

Government grants

Government assistance is recorded as a reduction of the cost of the applicable assets as determined by the terms and conditions of the agreement under which the assistance is provided to the Company. Claims for government grants are accrued upon the Company attaining reasonable assurance of collections.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Long-term investments

Long-term investments are carried at cost. If it is determined that the value of the investment is permanently impaired, it is written-down to its estimated net realizable value.

Stock based compensation

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits the use of the intrinsic value-based method, which recognizes compensation costs for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. The Company elected to adopt the intrinsic value-based method for employee awards. Any consideration paid by the option holders to purchase shares is credited to share capital. There is no effect on the financial statements in the current period presented.

Future income taxes

Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Loss per share is calculated using the weighted-average number of shares outstanding during the year.

3. DUE FROM WINDARRA MINERALS LTD.

The loan to its former parent, Windarra Minerals Ltd. ("Windarra"), bears interest at the Royal Bank of Canada prime rate, is unsecured and has no specific date of repayment. The fair value of this loan is not determinable, as it has no specific repayment terms. During the period, Windarra repaid $50,000 to the Company. The remaining balance outstanding of $234 represents the interest accrued during the period.

4. CAPITAL ASSETS

	Dec 31 2002			Sept 30 2002		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 4,969	$ 2,516	$ 2,453	$ 4,969	$ 2,317	$ 2,652

5. MINERAL PROPERTIES

	Fost Hill, #1, NF	Tulks South, NF	Mishi Gold Property and Pukaskwa Claims	Total Dec 31 2002	Tulks South, NF, Mishi Gold Property, Pukaskwa Claims	Total Sept 30 2002
Balance, beginning of period	$ -	$ 33,063	$ 1	$ 33,064	$ 1	$ 1
Additions during the period	11,100	-	-	11,100	33,063	33,063
Balance, end of period	$ 11,100	$ 33,063	$ 1	$ 44,164	$ 33,064	$ 33,064

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Mishi Gold Property, Ontario

The Company holds certain exploration claims and mining leases in the Mishi Gold property in Ontario. During 1998, the Company sold a portion of its interest in the property, a 30 claim crown lease. The Company will receive a royalty on ore milled and mined in excess of 700,000 tonnes at $0.60 per tonne for ore from open pit mining and $1.20 per tonne for ore from underground mining. The Company wrote-down deferred exploration costs to a nominal value. The Company will continue to maintain these claims for future opportunities.

Pukaskwa claims, Ontario

The Company holds a 100% interest in certain mineral claims in the Sault Ste. Marie Mining division, Ontario. A portion of the claims are subject to a 2% net smelter return. The Company wrote-down the mineral claims to a nominal value. The Company will continue to maintain these claims for future opportunities.

5. MINERAL PROPERTIES (cont'd...)

Tulks South Property, Newfoundland

The Company entered into an assignment agreement with Windarra whereby the Company has the right to earn a 100% interest in the Tulks South massive sulphide property in Newfoundland.

The Company will grant Windarra a 2% net smelter return royalty on the Company's share of production from the Property (the "Windarra Royalty") payable from the Company's share of proceeds from production from the Property. Further, Windarra agrees to grant to the Company the right to buy back the Windarra Royalty at anytime prior to commercial production for $2,000,000.

The Company is to incur $1,374,385, prior to any government grants, in exploration expenditures by July 15, 2005 in order to earn its 100% interest. The underlying interest holder is Noranda Inc. ("Noranda"). Noranda has the right to back in for a 50% interest at a price of 1.5 times the amount of exploration expenditures incurred on the specific mining block. Under specified terms, Noranda is to receive a 2% net smelter royalty where Noranda has not exercised its back in rights.

Pursuant to the acquisition agreement, the Company will issue 300,000 common shares of the Company, in four tranches of 75,000 shares over a period of 3 years commencing upon the date regulatory approval is obtained. An additional 50,000 common shares of the Company will be issued upon receipt of a positive feasibility study. These shares are to be issued to Tulks Resources Ltd. ("Tulks"). Tulks originally acquired the interest from Noranda. The Company has also agreed to pay Tulks a 0.5% net smelter royalty from the Company's share of the proceeds from production of the property. Subsequent to December 31, 2002, the Company issued the first tranche of 75,000 common shares to Tulks (see Subsequent Events).

Fost Hill #1 Property, Newfoundland

On October 15, 2002, the Company entered into an option agreement with Deep Reach Exploration Inc. ("Deep Reach") to earn a 100% interest in the Fost Hill Property located in the White Bay Area, Newfoundland. In consideration, the Company paid $4,000 upon execution of the agreement and will issue 200,000 common shares of the Company in four tranches. During the period, 50,000 common shares were issued to Deep Reach at a deemed value of $0.01 per share. The Company agrees to grant to Deep Reach a 10% net profits interest royalty on gold and silver and a 2% net smelter return royalty on other metals with the Company having the option to repurchase one half of each of the royalties for $1,000,000 at any time after the exercise of the purchase option. Deep Reach will transfer title to the Company upon the Company completing and having the assessment work on the properties. The Company further repaid to Deep Reach $2,100 for the costs incurred in connection with the stacking of the claims at a cost of $15.00 per claim.

6. DEFERRED EXPLORATION COSTS

	Mishi Gold Property	Pukaskwa Claims NF	Tulks South Property	Fost Hill #1 Property	Fost Hill #2 Property	Total Dec 31 2002
Balance, beginning of period	$ 5,521	$ 191	$ 79,390	$ 14,627	$ -	$ 99,729
Data compilation	-	125	-	-	-	125
Camp construction and supplier	-	-	1,648	1,611	-	3,259
Equipment rental	-	-	210	-	-	210
Field office and miscellaneous	220	-	-	-	-	220
Geochemistry	-	-	2,357	251	-	2,608
Labour	-	-	1,620	-	-	1,620
Lease rental and recording fees	1,153	-	-	-	-	1,153
Project management	-	-	708	180	-	888
Staking and recording	-	-	-	-	6,000	6,000
Transportation and travel	-	-	5,294	-	-	5,294
	1,373	125	11,837	2,042	6,000	21,377
Balance, end of period	$ 6,894	$ 316	$ 91,227	$ 16,669	$ 6,000	$ 121,106

	Mishi Gold Property	Pukaskwa Claims	Tulks South Property	Fost Hill #1 Property	Total Sept 30, 2002
Balance, beginning of period	$ 1	$ 1	$ -	$ -	$ 2
Assays, testing and analysis	-	-	3,741	-	3,741
Data compilation	-	190	-	-	190
Camp construction and supplier	-	-	4,281	1,816	6,097
Diamond drilling	-	-	73,083	-	73,083
Equipment rental	-	-	21,395	2,862	24,257
Field office and miscellaneous	1,320	-	-	-	1,320
Geology, geophysics and prospecting	2,000	-	-	-	2,000
Labour	-	-	38,114	6,786	44,900
Lease rental and recording fees	2,200	-	-	-	2,200
Mobilization and demobilization	-	-	1,836	1,836	3,672
Project management	-	-	6,940	1,327	8,267
Transportation and travel	-	-	-	-	-
	5,520	190	149,390	14,627	169,727
	5,521	191	149,390	14,627	169,729
Government grants	-	-	(70,000)	-	(70,000)
Balance, end of period	$ 5,521	$ 191	$ 79,390	$ 14,627	$ 99,729

6. DEFERRED EXPLORATION COSTS (cont'd...)

In the previous year, the Company received or accrued a total of $70,000 in government grants from the Government of Newfoundland.

7. LONG-TERM INVESTMENTS

During the year ended September 30, 2001, the Company elected to exchange its interest in certain mineral claims located in the James Bay Lowland area, Ontario, for 165,000 common shares of Dumont Nickel Inc., which has been written-down to its current market value of $6,600.

8. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common voting shares, without par value		
Issued		
Balance as at September 30, 2002	23,301,592	$ 9,172,727
Shares issued pursuant to property acquisition	50,000	5,000
Private Placement	1,100,000	110,000
Balance as at December 31, 2002	24,451,592	$ 9,287,727

Stock options

At the Company's annual general meeting held on January 14, 2003, shareholder approval was received to the establishment of a stock option plan (the "Plan") to be administered by the directors of the Company to attract and motivate the directors, officers, employees and consultants of the Company (collectively "Optionees"). The Plan is subject to TSX approval (see Subsequent Events).

The following incentive stock options were outstanding at December 31, 2002:

Number of Shares	Exercise Price	Expiry Date
1,700,000	$ 0.10	August 1, 2005

9. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued accounting fees of $3,500 an officer of the Company.

b) Paid or accrued management fees of $15,000 to a director of the Company.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

10. SEGMENTED INFORMATION

The Company conducts substantially all of its operations in Canada in one business segment.

11. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, restricted term deposit, receivables, accounts payable and accrued liabilities and due to related party. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

12. SUBSEQUENT EVENTS

Subsequent to December 31, 2002 the following events occurred:

a) Subsequent to December 31, 2002, the Company issued 75,000 common shares pursuant to its acquisition agreement on the Tulks South Property. The issuance was the first tranche of four equal tranches over a 3 year period.

b) At the Company's annual general meeting held on January 14, 2003, shareholder approval was received to the establishment of a stock option plan (the "Plan") to be administered by the directors of the Company to attract and motivate the directors, officers, employees and consultants of the Company (collectively "Optionees"). The Plan provides for the issuance of stock options to acquire up to 10% of the Company's issued and outstanding capital as at the date of grant (the "Plan Ceiling"), subject to standard anti-dilution adjustment.. This is a "rolling" plan as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company's issued and outstanding share capital increases. The price at which an optionee may purchase a common share upon the exercise of a stock option will be as set out in the option agreement issued in respect of such option and in any event will not be less than the discounted market price of the Company's common shares as of the date of the grant of the stock option. Currently under the policies of the Exchange, the definition of the "discounted market price" of the Company's shares is the closing trading price on the day before the granting of the stock option less a maximum discount of 25% for a closing price per share of $0.50 or less, 20% for a closing price of $0.51 to $2.00, and 15% above $2.00. Options granted under the Plan will be for a term not to exceed five years from the date of their grant. The Plan is subject to TSX approval.

MISHIBISHU GOLD CORPORATION

CORPORATE DATA

FEBRUARY 2003

HEAD OFFICE

9th Floor, 555 Burrard Street
Box 273, Two Bentall Centre
Vancouver, BC V7X 1M8
Tel: (604) 688-1508
Fax: (604) 893-7071
Email: info@windarra.com

REGISTERED OFFICE & SOLICITOR

Attention: Jay Sujir
Anfield Sujir Kennedy & Durno
1600 – 609 Granville Street
Vancouver, BC V7Y 1C3

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G6

DIRECTORS AND OFFICERS

Robert Eadie, President and Director
June Ballant, Secretary
John Pallot, Director
Steven Brunelle, Director

INVESTOR CONTACTS

Robert Eadie
Tel: (604) 688-1508
Fax: (604) 893-7071

CAPITALIZATION

Authorized:	100,000,000
Issued:	24,526,592
Escrow:	Nil
Options:	1,700,000
Warrants:	1,110,000

LISTINGS

TSX Venture Exchange
Trading Symbol: MGO
Cusip No.: 60485E 10 7